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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------


                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                                ----------------


                        THE PEAK TECHNOLOGIES GROUP, INC.

                            (Name of Subject Company)

                           KIRKWOOD ACQUISITION CORP.
                     an indirect wholly owned subsidiary of

                            MOORE CORPORATION LIMITED

                                    (Bidder)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                 PURCHASE RIGHTS

                         (Title of Class of Securities)


                                   0007046831

                      (CUSIP Number of Class of Securities)


                              Joseph M. Duane, Esq.
                           Kirkwood Acquisition Corp.
                               275 N. Field Drive
                           Lake Forest, Illinois 60045
                                 (847) 615-6000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------

                                    Copy To:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

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

         Moore Corporation Limited and Kirkwood Acquisition Corp. hereby amend and supplement their Tender Offer Statement (the "Statement") on Schedule 14D-1, originally filed on April 29, 1997, as amended, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of The Peak Technologies Group, Inc., a Delaware corporation (together with the associated preferred stock purchase rights).

         Item 6.      Interest in Securities of the Subject Company

         On May 28, 1997, Moore issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.


         Item 10.     Additional Information

         On May 28, 1997, Moore issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

         Item 11.     Material to be Filed as Exhibits.

             (a)(12) Press Release issued by Moore on May 28, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1997


                                    MOORE CORPORATION LIMITED

                                    By:      /s/ JOSEPH M. DUANE, ESQ.
                                            --------------------------------
                                    Name:    Joseph M. Duane, Esq.
                                    Title:   Vice President, Corporate
                                             Development and General Counsel


                                    By:      /s/ STEPHEN A. HOLINSKI
                                            --------------------------------
                                    Name:    Stephen A. Holinski
                                    Title:   Senior Vice President and
                                             Chief Financial Officer


                                    KIRKWOOD ACQUISITION CORP.

                                    By:      /s/ JOSEPH M. DUANE, ESQ.
                                            --------------------------------
                                    Name:    Joseph M. Duane, Esq.
                                    Title:   Director and President

                                  EXHIBIT INDEX

   (a)(12)    Press Release issued by Moore on May 28, 1997.

                                                           Exhibit (a)(12)

                               MOORE NEWS RELEASE

                                                  Moore Corporation Limited
                                                  1 First Canadian Place
                                                  Toronto, Ontario
          Michael Barrett                         Canada M5X 1G5
          Corporate Communications                Phone:   (416) 364-2600
          (416) 360-4774                          Fax:     (416) 360-4767



                      MOORE ANNOUNCES THE COMPLETION OF ITS
                      PEAK TECHNOLOGIES GROUP TENDER OFFER



         Toronto, ONT -- May 28, 1997 -- Moore Corporation Limited announced today that it successfully completed its tender offer to acquire the shares of The Peak Technologies Group, Inc. at $18.00 per share. 8,969,225 shares, representing 96.5% of all outstanding Peak shares were tendered, and all such shares were accepted for payment by Moore's indirect wholly owned subsidiary, Kirkwood Acquisition Corp., following completion of the tender offer on May 27, 1997. Any Peak shares not purchased in the tender offer will be acquired by Moore in a "short form" merger, which is expected to be completed promptly.



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         Moore  Corporation  Limited  (TSE,ME,NYSE:  MCL) is the leading  global partner helping companies communicate through print and digital technologies. As
the  leading  supplier  of  document  formatted   information,   Moore  designs,
manufactures  and  delivers  business  communications  products,   services  and
solutions  to  customers.  Founded  in  1882,  Moore  has  approximately  19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US $2.5 billion. The Moore internet address is http://www.moore.com.